# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Roth CH Acquisition Co., CIK 0001860514
CUSIP: G88935138
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share. As of May 15, 2025, the Issuer had 45,203,220 Class A Ordinary Shares issued and outstanding.
Address of issuer's principal executive offices: 2340 Collins Avenue, Suite 402, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 01/24/2025
Amends the filing with accession number 0001829126-25-001032
Filed by CIK 0001835871
Persons authorized to receive notices and communications: Byron Roth, 2340 Collins Avenue, Suite 402, Miami Beach, Florida (FL), 33139, 561.696.5864

## Reporting persons
- CR Financial Holdings, Inc. (CIK 0001835871): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 21,184,395; shared voting power 0; sole dispositive power 21,184,395; shared dispositive power 0; aggregate amount beneficially owned 21,184,395 (46.8% of the class)
- Byron Roth (CIK 0001810078): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 21,184,395; sole dispositive power 0; shared dispositive power 21,184,395; aggregate amount beneficially owned 21,184,395 (46.8% of the class)
- Gordon Roth (CIK 0001160634): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 21,184,395; sole dispositive power 0; shared dispositive power 21,184,395; aggregate amount beneficially owned 21,184,395 (46.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share. As of May 15, 2025, the Issuer had 45,203,220 Class A Ordinary Shares issued and outstanding.
Name of issuer: Roth CH Acquisition Co.
Address of issuer's principal executive offices: 2340 Collins Avenue, Suite 402, Miami Beach, Florida (FL), 33139
Comment: This Amendment No. 1 relates to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on behalf of CR Financial Holdings, Inc., a California corporation ("CRFH"), and Byron Roth and Gordon Roth (the "Roths") are shareholders, officers and directors of CRFH, who may be deemed to have voting and dispositive control over the Ordinary Shares held by CRFH, relating to the Ordinary Shares, $0.0001 par value per share (the "Ordinary Shares") of Roth CH Acquisition Co., a Cayman Islands exempted company ("Roth CH"), filed with the Commission on February 14, 2025 (the "Schedule 13D"). The information set forth in the Schedule 13D is amended by this Amendment No. 1 only as specifically stated. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 2. Identity and Background
Name of person filing: This Statement is filed by (i) CRFH (ii) Byron Roth and (iii) Gordon Roth. Byron Roth and Gordon Roth have voting and dispositive control over the securities held by CRFH. The foregoing entities and persons are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a "group."
Residence or business address: The business address of each of the Reporting Persons is c/o CR Financial Holdings,, Inc. at 2340 Collins Avenue, Suite 402 Miami Beach, FL 33139
Present principal occupation or employment: CRFH is a holding company that makes investments in publicly and privately held companies. Byron Roth and Gordon Roth are shareholders, officers and directors of CRFH.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: CRFH is a California corporation and Byron Roth and Gordon Roth are both U.S. citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On June 25, 2023, the filer acquires 2,091,562 ordinary shares and 3,910,313 warrants of the Issuer from TKB Sponsor I, LLC for a purchase price of $1.00 and an agreement to provide a working capital line. The filer and certain other entities lent money to the Issuer pursuant to the terms of a promissory note with the Issuer. On January 24, 2025, the filer and the other entities converted the principal amount of $1,181,000 due under the promissory note to ordinary shares of the Issuer. As a result of the promissory note conversion, the filer received an additional 19,092,833 ordinary shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Byron Roth and Gordon Roth are shareholders, officers and directors of CRFH, which is an investment holding company. A Joint Filing Agreement is attached hereto as Exhibit 99.1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- CR Financial Holdings, Inc.: /s/ Byron Roth, Byron Roth / CEO (05/30/2025)
- Byron Roth: /s/ Byron Roth, Byron Roth (05/30/2025)
- Gordon Roth: /s/ Gordon Roth, Gordon Roth (05/30/2025)